

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2026

Vikram Uppal
Chief Executive Officer
Terra Property Trust, Inc.
205 West 28th Street, 12th Floor
New York, New York 10001

> **Re: Terra Property Trust, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2026**
> **File No. 333-293479**

Dear Vikram Uppal:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact David Link at 202-551-3356 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Michael Kessler